EXHIBIT 6

                           GARNER PUBLISHING COMPANY
                             D/B/A GARNER PRINTING
                                DES MOINES, IOWA

                                FINANCIAL REPORT

                         AS OF AND FOR THE THREE MONTHS
                            ENDED MARCH 31, 1996 AND
                        THE YEAR ENDED DECEMBER 31, 1995

                                    CONTENTS

                                         PAGE
                                        ------
INDEPENDENT AUDITOR'S REPORT ON THE
  FINANCIAL STATEMENTS...............        3
FINANCIAL STATEMENTS
  Balance sheets.....................      4-5
  Statements of income...............        6
  Statements of stockholders'
     equity..........................        7
  Statements of cash flows...........      8-9
  Notes to financial statements......    10-13

                                       2

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Garner Publishing Company
Des Moines, Iowa

     We have audited the accompanying balance sheet of Garner Publishing Company (d/b/a Garner Printing) as of December 31, 1995, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garner Publishing Company as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                            DENMAN & COMPANY, L.L.P.

West Des Moines, Iowa
February 7, 1996

                                       3

                           GARNER PUBLISHING COMPANY
                             D/B/A GARNER PRINTING
                                 BALANCE SHEETS

                                            MARCH 31       DECEMBER 31
                                              1996             1995
                                          ------------     ------------
                                          (UNAUDITED)
                 ASSETS
CURRENT ASSETS
     Cash (Note 3)......................  $    318,565      $  148,550
     Accounts receivable
          Trade, less allowance for
              uncollectible accounts
              1996 $51,001; 1995 $40,140
              (Note 8)..................     1,824,513       1,995,578
          Other.........................         1,812          25,964
                                          ------------     ------------
                                             1,826,325       2,021,542
     Inventories
          Work-in-process...............       436,923         183,175
          Raw materials.................       263,272         234,739
                                          ------------     ------------
                                               700,195         417,914
     Prepaid expenses...................        26,508          13,255
     Deposit on equipment...............         6,699           6,699
                                          ------------     ------------
          Total current assets..........     2,878,292       2,607,960
                                          ------------     ------------
PROPERTY AND EQUIPMENT
     Land...............................        19,900          19,900
     Building...........................       343,904         343,904
     Leasehold improvements.............       512,461         498,106
     Production equipment...............     6,181,146       5,942,821
     Custodial..........................         4,659           4,659
     Office equipment...................       180,620         180,620
     Shipping equipment.................        96,039          96,039
     Automobiles........................       256,787         256,787
                                          ------------     ------------
                                             7,595,516       7,342,836
     Less accumulated depreciation and
      amortization......................     4,022,115       3,810,118
                                          ------------     ------------
          Total property and
              equipment.................     3,573,401       3,532,718
                                          ------------     ------------
             Totals.....................  $  6,451,693      $6,140,678
                                          ============     ============

                       See Notes to Financial Statements.

                                       4

                           GARNER PUBLISHING COMPANY
                             D/B/A GARNER PRINTING
                                 BALANCE SHEETS

                                            MARCH 31    DECEMBER 31
                                          ------------  ------------
                                              1996          1995
                                          ------------  ------------
                                          (UNAUDITED)
  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Notes payable and current
      maturities of long-term debt
       (Notes 2 and 3)..................  $  1,394,845  $  1,359,930
     Accounts payable
          Trade.........................     1,068,310       828,503
          Payroll taxes including
              amounts withheld from
              employees.................        38,641       124,505
     Accrued liabilities
          Salaries, wages, commissions
              and bonuses...............       162,736       186,593
          Vacation pay..................       153,764       145,805
          Property and sales tax........        71,127        74,109
          Interest......................        13,925        13,282
                                          ------------  ------------
             Total current
                liabilities.............     2,903,348     2,732,727
                                          ------------  ------------
LONG-TERM DEBT, less current maturities
  (Notes 2 and 3).......................     1,417,270     1,507,031
                                          ------------  ------------
COMMITMENTS AND CONTINGENCIES (Notes 7,
  9 and 11)

STOCKHOLDERS' EQUITY
     Common stock, no par; authorized
      200,000 shares;
       issued 1996 and 1995 50,000
      shares............................        15,084        15,084
     Additional paid-in capital.........       110,263       110,263
     Retained earnings..................     2,005,728     1,775,573
                                          ------------  ------------
          Total stockholders' equity....     2,131,075     1,900,920
                                          ------------  ------------
             Totals.....................  $  6,451,693  $  6,140,678
                                          ============  ============

                       See Notes to Financial Statements.

                                       5

                           GARNER PUBLISHING COMPANY
                             D/B/A GARNER PRINTING
                              STATEMENTS OF INCOME


                                        THREE MONTHS ENDED         YEAR ENDED
                                            MARCH 31,             DECEMBER 31,
                                               1996                   1995
                                        ------------------        ------------
                                           (UNAUDITED)
NET SALES (Note 8)...................       $3,299,799            $ 12,673,376
COST OF SALES
     Materials.......................        1,142,634               4,841,579
     Direct labor....................          407,817               1,626,662
     Factory overhead................          946,488               3,462,220
                                        ------------------        ------------
          Totals.....................        2,496,939               9,930,461
     Production transfers............           (1,542)                (49,103)
                                        ------------------        ------------
          Total cost of sales........        2,495,397               9,881,358
                                        ------------------        ------------
             Gross profit............          804,402               2,792,018
                                        ------------------        ------------
OPERATING EXPENSES
     Selling expenses................          281,286               1,015,874
     Administrative and general
       expenses......................          230,084               1,007,908
                                        ------------------        ------------
                                               511,370               2,023,782
                                        ------------------        ------------
          Operating income...........          293,032                 768,236

FINANCIAL INCOME (EXPENSE),
  including interest expense 1996
  $64,884, 1995 $273,147.............          (46,877)               (148,296)
                                        ------------------        ------------
          Net income.................       $  246,155            $    619,940
                                        ==================        ============

                       See Notes to Financial Statements.

                                       6

                           GARNER PUBLISHING COMPANY
                             D/B/A GARNER PRINTING
                       STATEMENTS OF STOCKHOLDERS' EQUITY
          AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND THE
                          YEAR ENDED DECEMBER 31, 1995


                                   ADDITIONAL
                             COMMON PAID-IN RETAINED
                                         STOCK       CAPITAL       EARNINGS
                                        -------    -----------    ----------
BALANCE, December 31, 1994...........   $15,084     $  110,263    $1,583,133
  Net income.........................     --           --            619,940
  Distributions to stockholders......     --           --           (427,500)
                                        -------    -----------    ----------
BALANCE, December 31, 1995...........    15,084        110,263     1,775,573
  Net income (Unaudited).............     --           --            246,155
  Distributions to stockholders
  (Unaudited)........................     --           --            (16,000)
                                        -------    -----------    ----------
BALANCE, March 31, 1996
(Unaudited)..........................   $15,084     $  110,263    $2,005,728
                                        =======    ===========    ==========

                       See Notes to Financial Statements

                                       7

                           GARNER PUBLISHING COMPANY
                             D/B/A/ GARNER PRINTING
                            STATEMENTS OF CASH FLOWS


                                           THREE MONTHS ENDED       YEAR ENDED
                                               MARCH 31,           DECEMBER 31,
                                                  1996                 1995
                                           ------------------      ------------
                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
     Cash received from customers.......      $  3,465,761         $ 12,465,278
     Cash paid to suppliers and
       employees........................        (2,913,016)         (10,722,294)
     Interest paid......................           (64,241)            (270,671)
                                           ------------------      ------------
          Net cash provided by operating
             activities.................           488,504            1,472,313
                                           ------------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures...............          (271,823)            (303,964)
     Proceeds from sale of property and
       equipment........................         --                       1,300
                                           ------------------      ------------
          Net cash (used in) investing
             activities.................          (271,823)            (302,664)
                                           ------------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from long-term debt.......           206,180              833,454
     Principal payments on long-term
       debt.............................          (230,207)          (1,560,451)
     Net proceeds (payments) under
       short-term lines of credit.......            (6,639)             126,023
     Distributions to stockholders......           (16,000)            (427,500)
                                           ------------------      ------------
          Net cash (used in) financing
             activities.................           (46,666)          (1,028,474)
                                           ------------------      ------------
NET INCREASE IN CASH....................           170,015              141,175
CASH
     Beginning..........................           148,550                7,375
                                           ------------------      ------------
     Ending.............................      $    318,565         $    148,550
                                           ==================      ============

                       See Notes to Financial Statements.

                                       8

                           GARNER PUBLISHING COMPANY
                             D/B/A/ GARNER PRINTING
                    STATEMENTS OF CASH FLOWS -- (CONTINUED)

                                           THREE MONTHS ENDED       YEAR ENDED
                                               MARCH 31,           DECEMBER 31,
                                                  1996                 1995
                                           ------------------      ------------
                                              (UNAUDITED)
RECONCILIATION OF NET INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES
     Net income.........................        $246,155            $  619,940
     Adjustments to reconcile net income
       to net cash
       provided by operating activities
          Depreciation and
             amortization...............         211,997               789,961
          Loss on disposal of
             equipment..................        --                       3,909
          Changes in assets and
             liabilities
             (Increase) decrease in
               accounts receivable,
               trade....................         171,065              (163,352)
             (Increase) in other
               receivables,
               net of investing
               activities...............             (28)               (1,336)
             (Increase) decrease in
               inventories..............        (282,281)              102,840
             (Increase) decrease in
               prepaid expenses.........         (13,253)               10,324
             Increase (decrease) in
               accounts payable, trade,
               net of amounts for
               capital expenditures.....         258,950               (10,176)
             Increase (decrease) in
               accounts payable, payroll
               taxes....................         (85,864)               46,574
             Increase (decrease) in
               accrued liabilities
               Salaries, wages,
                  commissions and
                  bonuses...............         (23,857)               63,036
               Vacation pay.............           7,959                (6,123)
               Property and sales tax...          (2,982)               14,240
               Interest.................             643                 2,476
                                           ------------------      ------------
     Net cash provided by operating
       activities.......................        $488,504            $1,472,313
                                           ==================      ============
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING
  AND FINANCING ACTIVITIES
     Capital lease obligations incurred
       for the use of equipment.........        $--                 $  364,325
                                           ==================      ============

                       See Notes to Financial Statements.

                                       9

                           GARNER PUBLISHING COMPANY
                             D/B/A GARNER PRINTING
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF ACCOUNTING POLICIES

  COMPANY'S ACTIVITIES

     The Company conducts a general printing and publishing business, primarily performed on a job or custom basis, for customers primarily located in Iowa and South Dakota.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method. In printing and publishing operations, the Company employs a full absorption procedure using standard cost techniques.

  CAPITALIZATION, DEPRECIATION AND AMORTIZATION

     Property and equipment are recorded at cost. Depreciation is provided on straight-line and accelerated methods over the estimated useful lives of the assets. The costs of major remodeling and improvements are capitalized as leasehold improvements. Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

  INTERIM FINANCIAL INFORMATION

     The interim financial statements as of March 31, 1996, and for the three months ended March 31, 1996, are unaudited, and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, all adjustments consisting only of normal recurring adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements have been included. The results of operations for the interim period are not necessarily indicative of the results for the entire year.

                                       10

                           GARNER PUBLISHING COMPANY
                             D/B/A GARNER PRINTING
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2  NOTES PAYABLE AND LONG-TERM DEBT

     Following is a summary of notes payable and long-term debt:

                                            MARCH 31,       DECEMBER 31,
                                              1996              1995
                                           -----------      ------------
                                           (UNAUDITED)
Notes payable, bank
     Notes due May 3, 1996, with monthly
      interest payments due at 1% over the
      bank's prime rate. (The interest rate
      was 9.5% at December 31, 1995.)...   $   419,384       $  426,023
     Note payable in monthly
      installments of $2,400 including
      interest at 1% over the bank's
      prime rate. (The interest rate was
      9.5% at December 31, 1995.)
      Remaining principal balance is due
      April 20, 1996....................           742            7,846
     THE ABOVE NOTES ARE COLLATERALIZED BY ALL ASSETS OF THE COMPANY SUBJECT
      ONLY TO SECURITY INTERESTS IN EQUIPMENT PURCHASED FROM OTHER LENDERS SHOWN BELOW, AND ARE SECURED BY PERSONAL GUARANTEES OF THE STOCKHOLDERS.
Equipment notes payable in monthly
  installments totaling $69,355 including
  interest at rates ranging from 8.34%
  to 10.95% through July 1999. Collateralized
  by equipment with an aggregate book value of
  $1,931,883............................     1,371,900        1,547,152
Equipment obligations payable in monthly
  installments totaling $15,172
  including interest at rates ranging
  from 8.45% to 8.7% through January
  2001. Collateralized by production
  equipment with an aggregate book value
  of $460,640...........................       648,795          496,567
Vehicle notes payable in monthly
  installments totaling $5,081 including
  interest at rates ranging from 6.95%
  to 9% through October 1998.
  Collateralized by vehicles with an
  aggregate book value of $167,693......       101,847          114,714
Real estate note payable in monthly
  installments of $3,841 including
  interest at 9.25% through October
  2004. Collateralized by land and
  building with a book value of
  $381,511..............................       269,447          274,659
                                           -----------      ------------
                                             2,812,115        2,866,961
     Less current maturities............     1,394,845        1,359,930
                                           -----------      ------------
                                           $ 1,417,270       $1,507,031
                                           ===========      ============

     The aggregate amount of required payments at December 31, 1995, is as follows:

         YEAR ENDED DECEMBER 31
- ----------------------------------------
      1996..............................  $  1,359,930
      1997..............................       750,619
      1998..............................       332,124
      1999..............................       150,299
      2000..............................       122,255
      Thereafter........................       151,734
                                          ------------
           Total........................  $  2,866,961
                                          ============

                                       11

                           GARNER PUBLISHING COMPANY
                             D/B/A GARNER PRINTING
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3  FAIR VALUE OF FINANCIAL INSTRUMENTS

     All financial instruments are held for purposes other than trading. The following methods and assumptions were used to estimate the fair value of each financial instrument for which it is practicable to estimate that value:

  CASH
     The carrying amount approximates fair value because of the short maturity of those instruments.

  NOTES PAYABLE, BANK
     The carrying amount approximates fair value due to variable interest rates on these notes.

  LONG-TERM DEBT
     The fair value of the Company's long-term debt, excluding capital lease obligations, is estimated based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

     The estimated fair values of the Company's financial instruments as of December 31, 1995 are as follows:

                                         CARRYING
                                          AMOUNT      FAIR VALUE
                                       ------------  ------------
Cash.................................  $    148,550  $    148,550
Notes payable, bank..................       433,869       433,869
Long-term debt
     Vehicle notes...................       114,714       114,714
     Equipment notes.................     1,547,152     1,552,017
     Real estate note................       274,659       274,659

NOTE 4  INCOME TAX STATUS

     The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporation income taxes.

NOTES 5  PROFIT SHARING RETIREMENT PLAN

     The Company has adopted a defined contribution profit sharing retirement plan for nonbargaining unit employees. The plan provides for employer contributions of an amount necessary to match any nonbargaining unit employee contribution up to 4% of wages. An additional amount may be deposited as determined by the Board of Directors. Profit sharing and retirement plan expense was $50,559 for the year ended December 31, 1995.

NOTE 6  MULTIEMPLOYER PENSION PLAN

     The Company contributes to a defined benefit multiemployer pension plan for its union employees. The plan is contributed to on a monthly basis at a percentage of hourly pay. Amounts charged to pension expense and contributed to the plan totaled $93,532 for the year ended December 31, 1995.

NOTE 7  LEASE COMMITMENTS

     In 1994, the Company purchased 51% of the building and land at its current operating location. The note payable for this purchase is described in Note 2. The remaining 49% of the building and land is being leased by the Company under a noncancelable operating lease. The original term lease expires in October 1996, with an option to purchase the remaining interest at that time for $389,999. If the option to purchase is not exercised, the lease will continue through a series of automatic one year renewals, with a new purchase option after each successive year, until October 2006 at which time the option price is $200,000. In the event none of the options to purchase are exercised, the lease will automatically extend for an additional five years for a monthly lease amount of $5,386. Minimum future rental payments through

                                       12

                           GARNER PUBLISHING COMPANY
                             D/B/A GARNER PRINTING
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     October 2006 totaling $531,186 are as follows for the years ending December 31: 1996 $58,323; 1997 $48,088; 1998 $48,088; 1999 $48,088; 2000 $48,088;
thereafter, $280,511.

     Net rent charged to expense amounted to $59,342 for the year ended December 31, 1995.

NOTE 8  MAJOR CUSTOMERS/CONCENTRATIONS OF CREDIT RISK

     Net sales for 1995 include sales of $2,335,026 to one major customer which accounted for 18% of the total net sales of the Company for the year ended December 31, 1995. Trade receivables for this customer were $476,940 as of December 31, 1995.

     Additionally, the Company maintains its cash accounts at one commercial bank. The amount on deposit at December 31, 1995 exceeded the limits of the Federal Deposit Insurance Corporation by approximately $193,000.

NOTE 9  STOCK REDEMPTION AGREEMENT

     In the event of the death or departure of a stockholder, the Company has agreed to purchase the outstanding stock held by the stockholder. The redemption value is to be computed using a formula whereby the excess or deficiency in average earnings (as compared to industry standards) is capitalized at an agreed upon rate for purposes of computing the amount to be assigned to goodwill, which is then added to or subtracted from the fair value of net tangible assets. At death, life insurance policies are to be used to redeem the stock. In the event of departure for reasons other than death, the redemption value is to be paid in equal monthly installments with interest over a ten year period to begin 60 days after departure.

     On January 1, 1996 a stockholder retired. As of this date, neither the redemption value nor the other terms of the pay-off have been agreed upon.

NOTE 10  INTENTION TO DECLARE DIVIDENDS

     The Board of Directors intends to declare dividends during the year subsequent to the balance sheet date to assist the stockholders in paying their personal income taxes on the income of the Corporation.

NOTE 11  COMMITMENTS

     On December 29, 1995, the Company committed to purchasing certain production equipment at a total cost of $182,000. The purchase will be financed over five years and will be payable in monthly installments of $3,769 including interest at 8.9%

NOTE 12  SUBSEQUENT EVENT (UNAUDITED)

     On May 23, 1996, the Company and Consolidated Graphics, a commercial printing company, entered into a letter of intent that would result in the Company becoming a subsidiary of Consolidated Graphics. The proposed acquisition is subject to numerous conditions that must be finalized.

                                       13